UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                      Form 40-F  ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated April 1, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 1, 2025 Comisión Nacional de Valores

Re.: Summary of the Resolutions adopted by the Ordinary General Shareholders’ Meeting held on April 1st, 2025

The Shareholders’ Meeting was held by personal attendance.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders’ Meeting Agenda.

1) Appointment of two shareholders to sign the Minutes of the Meeting.

The representative of the shareholder Cablevisión Holding S.A. and the representative of the shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2) Consider the increase in US$1,200,000,000 of the maximum outstanding amount of the Medium Term Note Program for the issuance of simple Notes authorized by the Comisión Nacional de Valores (“CNV”) by Resolution No. 19,481/2018, certain amendments thereto authorized by Resolution No. 21,603/2022 and extension of its term approved by Disposition DI 2023-12 APN GE of CNV (the “Global Program” or the “Program”) whose maximum outstanding amount at any time currently authorized amounts to a nominal value of US$3,000,000,000 (or its equivalent in other currencies or value units).

The increase in US$1,200,000,000 of the maximum outstanding amount of the Program was approved, thus attaining the maximum outstanding amount at any time of the Program a nominal value of US$4,200,000,000 (or its equivalent in other currencies or value units).

3) Consider granting to the Board of Directors of broad powers to determine and modify the terms and conditions of the Program within the maximum outstanding amount authorized by the Shareholders’ Meeting, as well as to establish the timing of issuance and re-issuance of the corresponding Notes to each series or class to be issued under it and all of the conditions of issuance and re-issuance, within the maximum amount and the terms of amortization set by the Shareholders’ Meeting, including, without limitation to, law and applicable jurisdiction; date and issuance currency; nominal value, price, interest rate, form and conditions of placement and payment conditions; issuance in cartulary form or book-entry of one or more classes or series; characteristics of the titles or representative certificates of the notes; use of proceeds; election of the Trustee, if there is any, and the agents of any type that correspond, including registration, placement, calculation of payment of each series or class, if there were, and to prepare, negotiate, approve, subscribe and submit all the contracts and documentation necessary to implement the Program and the series or classes under it; to request to the agencies and respective markets from the country and from abroad that the Board of Directors determine the authorizations of the public offer and pricing or listing and negotiation of the Program and of one or more of the classes or series of the Notes that will be issued within the framework of it. Authorization for the Board of Directors to sub-delegate to some of their members and/or officials of the managerial line, the powers delegated by this Shareholders’ Meeting according to what it is provided by Section 1, article c) from Chapter II, Title II and Section 44, article b) from Chapter V, Title II from the Argentine Securities and Exchange Commission (Comision Nacional de Valores, “CNV”) Rules (N.T. 2013). Authorizations to act in the files related to the decisions adopted by the Shareholders’ Meeting with respect to the Program.

The Shareholders’ Meeting approved the delegation into the Board of Directors of broad powers to determine and modify the terms and conditions of the Program and of the Notes to be issued under it, within the maximum outstanding amount authorized by the Shareholders’ Meeting, as detailed in the item of the Agenda, with capacity to sub-delegate, and authorizations were granted to act in the files related to the decisions adopted by the Shareholders’ Meeting with respect to the Program.

Mr. Marcos Palomba on behalf of the Comisión Nacional de Valores and Certified Public Accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange participated in the Meeting.

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 1, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations